July 23, 2019

Timothy Foufas
Chief Executive Officer
MTRON Systems Acquisition Corp.
2525 Shader Road
Orlando, Florida 32804

       Re: MTRON Systems Acquisition Corp.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Filed July 9, 2019
           CIK No. 0001777946

Dear Mr. Foufas:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS/A filed July 9, 2019

General

1. Please identify the underwriter(s) of the offering in the next amendment.
 Timothy Foufas
MTRON Systems Acquisition Corp.
July 23, 2019
Page 2

       You may contact Nudrat Salik (Staff Accountant) at (202) 551-3692 or Al Pavot (Staff
Accountant) at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood (Staff Attorney) at (202) 551-
3345 or Jay Ingram (Legal Branch Chief) at (202) 551-3397 with any other questions.



                                                          Sincerely,
FirstName LastNameTimothy Foufas
                                                          Division of
Corporation Finance
Comapany NameMTRON Systems Acquisition Corp.
                                                          Office of
Manufacturing and
July 23, 2019 Page 2                                      Construction
FirstName LastName